UNI-PIXEL, INC.

June 18, 2015

VIA EDGAR

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re: Uni-Pixel, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed May 29, 2015
File No. 333-203691

Dear Mr. Mancuso:

This letter is in response to your letter dated June 12, 2015 to Uni-Pixel, Inc. (the “Company”) regarding pre-effective amendment no. 1 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”).  For your ease of reference, we have repeated the comments included in your letter immediately above each response.  In conjunction with this letter, the Company is providing amendment number 2 to the Registration Statement (the “Amendment”) for your review.

Fee table

1.
As requested by prior comment 1, please clarify in your disclosure whether any of the offered shares relate to the commitment disclosed on page 5 of your prospectus for your investors to invest an additional $5 million.

In response to this comment, the Company has revised footnote number 4 to the fee table to indicate that the offered shares do not relate to the commitment by the selling shares to invest an additional $5 million.  The Company has also revised the discussions at pages 5 and 16 of the prospectus to include this information.

2.           We have reviewed your response to prior comment 2; however, given the nature and size of the offering being registered, it continues to be unclear how the transaction is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Please provide us your analysis of whether you are eligible to conduct a primary offering on Form S-3. If you are eligible to conduct a primary offering on Form S-3, please identify the selling stockholders as underwriters.

In response to this comment, the Company has reduced the size of the offering from 4,885,625 shares of common stock to 4,159,891 shares of common stock.  This number represents approximately 30% of the issued and outstanding shares of the public float of the Company as of June 15, 2015.  We believe that the Company is eligible to conduct a primary offering on Form S-3 because (i) the Company is organized under the laws of the State of Delaware and conducts its business in the United States; (ii) the Company’s common stock is registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”); (iii) the Company has been subject to the requirements of Section 12 of the Exchange Act for over 12 months and we believe that the Company has filed the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least 12 calendar months immediately preceding the filing of the Registration Statement; (iv) we believe that the Company has filed in a timely manner all reports required to be filed during the 12 calendar months and any portion of a month immediately preceding the filing of the Registration Statement; and (v) on April 15, 2015, which was within 60 days prior to April 28, 2015, the filing date of the Registration Statement, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was over $75 million.  Because we have reduced the size of the offering, we believe it should now come within the requirements of an offering made pursuant to Rule 415(a)(1)(i), therefore we have not identified the selling stockholders as underwriters in the prospectus.

The Company is required by the registration rights agreement it signed with the selling stockholders to have the Registration Statement declared effective by July 15, 2015, otherwise it will incur substantial penalties on an on-going basis.  We ask therefore, that you give this matter your immediate attention, if possible.

In responding to your comments, the Company acknowledges that:

• should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
June 18, 2015

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments.  If you have additional comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kfriedmann@richardsonpatel.com or by telephone at (310) 208-1182.

Very truly yours,

UNI-PIXEL, INC.

By: /s/ Jeff A. Hawthorne
       Jeff A. Hawthorne
       Chief Executive Officer